TRANSMISSÃO PAULISTA

03 JAN -7 AM 10: 09

Data *São Paulo, january 02, 2003* **Ref.CT/F/00009/2003**

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

03003201

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

SUPPL

Gentleman/Madam:

We are enclosing, attached herewith, a copy of the Minutes of the Extraordinary General Shareholders' Meeting of Companhia de Transmissão de Energia Elétrica Paulista's held on December 19, 2002, regarding the proposals of amendments to the Bylaws, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,
Original assinado por
Manoel Carlos V. Coronado

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

dlw 1/22

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO PAULISTA

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

C.N.P.J 02.998.611/0001-04

NIRE 35300170571

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

DATE, TIME, PLACE: On December 19, 2002, at 10:00 a.m., at Rua Bela Cintra, 847, 9th floor, in this City. **NOTICE:** Call Notice published on December 4, 5 and 6, in Diário Oficial do Estado and in Gazeta Mecantil. **MEMBERS PRESENT:** Shareholders representing more than two-third of the capital stock with voting right, according to signatures stated in the Attendance Book of the Shareholders, Board of Directors, Executive Committee and Audit Committee. **PRESIDING OFFICERS:** Chairman: Silvio Aleixo. Secretary: Luiz Carlos Mussi. **AGENDA**: **1)** Amendment to the Bylaws, in compliance with the provisions of Law No. 10.303/01, that amended the Law 6404/76, as well as the new wording in the following provisions: article 1; article 5; article 8, sole paragraph; article 13 and paragraphs; article 15; article 17, subsections VI and XII; article 21; article 22; article 23, subsection V; article 25 § 2; article 28 § 2; article 31 and paragraphs; article 32 and subsections. **2)** Other matters of corporate interest. As provided for in § 3 of article 135 of Law 6404/76, the documents that support the proposals of amendments to the Bylaws will be at the disposal of the Shareholders at the head office of the Company. **CLARIFICATIONS**: a) The matters were duly appreciated by the State Capital Defense Council - CODEC, through Opinion No. 120/2002, of 12/18/2002, that instructs the vote of the representative of the shareholder São Paulo State Treasury; b) The Minutes were drawn up as a summary, according to paragraph 1, of article 130, of Law 6404/76. **DELIBERATIONS: 1)** _Amendment to the Bylaws, in compliance with the_

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provisions of Law No. 10.303/01, that amended the Law 6404/76, as well as the new wording in the following provisions: article 1; article 5; article 8, sole paragraph; article 13 and paragraphs; article 15; article 17, subsections VI and XII; article 21; article 22; article 23, subsection V; article 25 § 2; article 28 § 2; article 31 and paragraphs; article 32 and subsections. Taking the floor, the representative of the shareholder Federal Government, Mr. Marden Mattos Braga, proposes the following amendments to the proposal of the Bylaws: 1) that all the reference made in the text of the Bylaws of the Company to the Law No. 6404, of December 15, 1976, shall be worded in the following way: "Law No. 6404, of 1976", except for the first, where the complete date shall be stated; 2) the exclusion of the whole text of the Bylaws of the Company of the expression "and its amendments" found after mentioning the Law No. 6404, of 1976; 3) wording of subsection II of article 5 "III - right to elect one Audit Committee Member and the respective alternate chosen by the regular shareholders in a separate vote, in the conditions foreseen in Law No. 6404, of 1976"; 4) wording of subsection VI of article 17 "VI - to decide upon as the acquisition, alienation, or encumbrance of either movables or real properties belonging to the Corporate assets, raising of funds through issue of Promissory Notes, the constitution of real burdens and rendering of guarantees, whenever the operation is in excess of 2% (two per cent) of the Corporate paid-in capital stock". Taking the floor, the representative of the shareholder São Paulo State Treasury, Mrs. Cláudia Polto Cunha, agreed upon with the amendments proposed by the representative of the shareholder Federal Government; continuing, the other shareholders present accepted and followed the proposal of São Paulo State Treasury. Following, Mrs. Cláudia Polto da Cunha, representative of the shareholder São Paulo State Treasury, proposes, based on the Opinion CODEC No. 120/02, that although the Company has proposed the inclusion of subsection VII in article 5, *"VII - right to receive dividend, per preferred share, at least 10% (ten per cent) over than that granted to each common share"*, such a pretension is not accepted

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because the deliberation of PED - State Privatization Program, of 12/17/2002. As to the amendments to article 25, § 3, *"Paragraph 3 - The documents which involve corporate financial responsibility or exempt third-parties from any liability shall have the signature of 2 (two) members of the Executive Committee, or of 1 (one) member of the Executive Committee and of 1 (one) attorney-in-fact, or of 2 (two) attorneys-in-fact with special powers, up to the limits and conditions established by the Executive Committee",* once one is not dealing with matters of the agenda, it shall be appreciated in a future General Shareholders' Meeting, in compliance with CVM Instruction No. 341, of June 13, 2000. The matter was put to discussion and voting, being registered the abstention from voting of the representative of the shareholder Federal Government, as regards the subsection VII of article 5, and paragraph 3 of article 25, above mentioned, resulting **approved by the majority** of votes. The Bylaws that govern the Company has the following wording: "**CHAPTER I.** NAME, HEAD OFFICE, OBJECT, AND CORPORATE DURATION. **Article 1** - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA shall be governed by these Bylaws and applicable law. **Article 2** - The Corporate objects are: I - the study, planning, design, construction and operation of systems of transmission of electric energy; II - the study, preparation, planning, execution, exploitation or transfer of plans and programs of research and development, which aim to any kind or type of energy transportation, as well as other activities related to the available technology, either directly or in cooperation with state or private entities; III - exploitation, either directly or in cooperation with other entities, of activities resulting from the subsidiary utilization of material or immaterial goods of its property according to the essential nature of its activity, as well as the rendering of services that, either directly or indirectly are related to its object; IV - participation in other companies as partner, shareholder or quotaholder. **Article 3** - The Company, with an indeterminate duration, having its head office and court jurisdiction in the City of the State of São Paulo, may open and close branches, agencies, offices or representative offices in any place of the national territory, at the discretion of the Executive Committee, and abroad on a proposal of the Executive Committee and deliberation of the Board of Directors. **CHAPTER II** -

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CAPITAL STOCK, SHARES AND SHAREHOLDERS. **Article 4 -** The authorized capital stock is R$ 1,469,090,000.00 (one billion, four hundred and sixty-nine million and ninety thousand reais) being R$ 615,695,619.00 (six hundred and fifteen million, six hundred and ninety-five thousand and six hundred and nineteen reais) of common shares and R$ 853,394,381.00 (eight hundred and fifty-three million, three hundred and ninety-four thousand and three hundred and eighty-one reais) of preferred shares, all of them no par value nominative book shares. Paragraph 1 - The subscribed and paid-in capital stock is R$ 462,000,000.00 (four hundred and sixty-two million reais), divided into 149,285,034,996 (a hundred and forty-nine billion, two hundred and eighty-five million, thirty-four thousand and nine hundred and ninety-six) shares, being 62,558,662,803 (sixty-two billion, five hundred and fifty-eight million, six hundred and sixty-two thousand and eight hundred and three) common shares and 86,726,372,193 (eighty-six billion, seven hundred and twenty-six million, three hundred and seventy-two thousand and a hundred and ninety-three) preferred shares, all of them no par value nominative book shares. Paragraph 2. The Company upon resolution of the Board of Directors independently of the amendment to its Corporate Bylaws, is authorized to increase the capital stock up to the limit referred to in the "caput" of this Article, by issuing shares corresponding to each type and respecting the ratio of the existing shares. Paragraph 3. When issuing shares up to the limit of the authorized capital the following shall be established: a) quantity, type and class of shares; b) price of issue; c) other conditions of subscription and payment in full of shares due to the provisions of Law No. 6404/76 and its amendments. Paragraph 4. The provisions of Paragraph 2 of this Article do not apply in the event of capital increase upon the payment in full of properties, which shall depend on the approval of the General Shareholders' Meeting, according to the provisions of Law No. 6404, of 1976. Paragraph 5. The Company may also issue subscription bonds up to the limit of the authorized capital, through resolution of the Board of Directors. Paragraph 6. The Shareholders who fail to pay in full according to the conditions established, shall be held in arrears and shall be subjected to the payment of delay interest of 1% (one percent) per month, the monetary correction according to the index to be set by the Board of Directors, and the penalty fee of 10% (ten percent), calculated on the values in arrears, without prejudice to other relevant legal provisions. Paragraph 7. Upon resolution of the Board of Directors, the Company

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may acquire shares it issued in order to cancel or maintain them in the treasury, may determine their resale or their placing again in the market, in compliance with legal rules and other relevant provisions, including those issued by the Brazilian Securities Commission (CVM). **Article 5** - The preferred shares shall have the following characteristics: I - priority upon reimbursement of the capital stock, without right to premium, in the event of liquidation of the Company; II - priority, non-cumulative dividend of 10% (ten percent) per year calculated on own capital to this type of shares; III - right to elect one Audit Committee member and the respective alternate chosen by the regular shareholders in a separate vote, as provided for in Law No. 6404, of 1976; IV - right to elect a member of the Board of Directors chosen by the holders of shares, in a separate vote, in the conditions foreseen in Law No. 6404, of 1976; V – right to participate in capital increases, as a result of monetary correction and capitalization of reserves and profits, in the same conditions as for the common shares; VI - shall have no voting right and are unredeemable. **Article 6** - Each nominative common share shall be entitled to 1 (one) vote in the resolutions of the General Shareholders' Meetings. **Article 7** - The Shareholders, subject to the legal provisions may: I) convert common shares into preferred shares, or vice-versa, provided they are paid in. Conversions shall take place whenever so directed by the Executive Committee, in periods not lower than 15 (fifteen) consecutive days, subject to the following conditions: a) in order to use such a benefit, shareholders should have enjoyed all of such rights as are in connection with the shares owned, and submit the identity documents on the occasion of conversion; b) in each period for type conversion, the shareholder may ask for the conversion of up to 3% (three percent) of the corporate capital stock, and the aggregate amount of requests so made may not be in excess of 5% (five percent) of the corporate capital stock. II) the Company may authorize the depositary institution, in charge of the registration of the book shares, to charge the shareholder, in compliance with the limits stated by the Brazilian Securities Commission for the cost of transfer service of the property of the book shares. **Article 8** - In the event of increase in the corporate capital stock, the shareholders are granted the pre-emptive right for the subscription of shares corresponding to the increase, in the ratio of the number of shares owned, subject to the provisions of Article 171 of Law No. 6404, of 1976. Sole Paragraph - The provisions of this Article do not apply to the events of capital increase up to the authorized limit, in

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accordance with the assumptions foreseen in subsections I and II of Article 172, of Law No. 6404, of 1976. **CHAPTER III** - CORPORATE BODIES - **Article 9** - The bodies of the corporation are: I) the General Shareholders' Meeting; II) the Board of Directors; III) the Executive Committee; IV) the Audit Committee. SECTION I - THE GENERAL SHAREHOLDERS' MEETING - **Article 10** - The General Shareholders' Meeting shall meet regularly up to April 30 every year, under the law in order to: a) examine the management statements relating to the preceding corporate fiscal year; b) examine, discuss and vote the financial statements, together with the opinion of the Audit Committee; c) decide upon the application of the fiscal year's net profit and the distribution of the dividends; d) elect the members of the Audit Committee, both regular and alternate; e) elect, whenever the case may be, the Board of Directors members; f) fix the remunerations of the Board of Directors, Executive Committee and Audit Committee members. **Article 11** - The General Shareholders' Meeting shall meet especially whenever called by the Board of Directors, Audit Committee or the Shareholders, under the law, except for as otherwise foreseen in the legislation in effect in these Bylaws. Sole Paragraph. Within the limit of the authorized capital, the General Shareholders' Meeting may approve the granting of right to buy shares, according to Law No. 6404, of 1976. **Article 12** - The General Shareholders' Meetings shall be presided over by the Chairman of the Board of Directors or by his alternate who shall choose the secretary. SECTION II - THE BOARD OF DIRECTORS. **Article 13** - The Board of Directors shall be made up of up to 16 (sixteen) members, all of them to be shareholders elected by the General Shareholders' Meeting, in compliance with the legal provisions in effect. Paragraph 1. The Board of Directors shall elect one Chairman and one Vice-Chairman. Paragraph 2. The remunerations and other benefits of the Board of Directors members shall be established by the General Shareholders' Meeting. **Article 14** - The term of office of the Board of Directors members shall be of 3 (three) years, their reelection being allowed. Sole Paragraph - At the expiry of their term of office, the Board of Directors members shall remain in their offices until the inauguration of their successors. **Article 15** - The Board of Directors members shall be inaugurated in their respective offices by signing the term of inauguration drawn up in the book of minutes of the Board of Directors, and shall necessarily submit, in the beginning and at the end of their term of office, a declaration of their assets, in compliance with the legal

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provisions in effect. **Article 16 -** In the event of a vacancy, for any reason whatsoever, in the Board of Directors, its Chairman may fill it "ad referendum" of the General Shareholders' Meeting, and the alternate to perform the term of office for the remaining term. Paragraph 1. The Board of Directors Chairman shall, in his temporary absences and leaves, be substituted for the Vice-Chairman, or in the lack of the latter, for another councilmember named by him, and in case of no appointment, by choice of other members of the Board of Directors. Paragraph 2. In the event of vacancy of the Board of Directors Chairman, it is up to the Vice-Chairman to fill it, who shall remain in office until the Board of Directors chooses the new regular member, and the alternate performing the office for the remaining term. **Article 17 -** It is up to the Board of Directors: I - to lay down the general guidelines of the corporate businesses; II - to elect and dismiss the corporate Executive Committee, according to the provisions of these Bylaws; III - to control the management of the Executive Committee, to examine, at any time, the corporate books and papers, to request information on agreements entered into or to be entered into, and perform any such other acts; IV - to call the General Shareholders' Meeting in such events as are contemplated under the law or whenever it proves to be appropriate; V - to give advice on the Management report, Financial Statements and on the Executive Committee accounts; VI - to decide upon as to the acquisition, alienation or encumbrance of either movables or real properties belonging to the Corporate assets, raising of funds through issue of Promissory Notes, the constitution of real burdens and rendering of guarantees, whenever the operation is in excess of 2% (two percent) of the Corporate paid-in capital stock; VII - to approve the annual and pluriannual economic and financial plans and budgets and those of construction project execution prepared by the Executive Committee; VIII - to appoint and dismiss Independent Public Accountants; IX - to submit to the General Shareholders' Meeting proposals to amend the corporate Bylaws; X - to deliberate upon the issue, placement, price and conditions of payment in full of shares and subscription bonds, upon the opinion of the Audit Committee in force, as well as to make the capital calls under the limits of the authorized capital; XI - to deliberate upon the capital increase, issue, purchase and cancellation of shares, in compliance with paragraphs 2, 5, 6 and 7 of Article 4 of these Bylaws; XII - to deliberate upon the issue of simple debentures, non-convertible into shares and with no real guarantee, in compliance with

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the legal provisions in effect. **Article 18** - The Board of Directors shall meet whenever called by the Chairman or upon request of the majority of its members. Sole Paragraph - The Board of Directors shall meet with the attendance of the majority of its members and shall decide upon by the vote of the majority of those present, and the Chairman being entitled, in addition to his own vote, to the casting vote. SECTION III - THE EXECUTIVE COMMITTEE. **Article 19** - The Company shall be managed by an Executive Committee composed of up to 4 (four) members, being 1 (one) President and Chief Executive Officer, 1 (one) Chief Financial Officer and Investors Relations Director, 1 (one) Administrative Director and 1 (one) Technical Director, who shall perform their duties according to the attributions established in the Bylaws. Sole Paragraph - The remunerations and other benefits of the Executive Committee members shall be established by the General Shareholders' Meeting. **Article 20** - The term of office of the Executive Committee members shall be of 3 (three) years, their reelection being allowed. Sole Paragraph - At the expiry of the term of office, the Executive Committee members shall remain in their offices until the inauguration of the successors. **Article 21** - The members of the Executive Committee shall be inaugurated in their respective offices by signing the term of inauguration drawn up in the book of minutes of the Executive Committee meetings, and each member shall necessarily submit, both in the beginning and at the end of the term of office, a declaration of their assets, in compliance with the legal provisions in effect. **Article 22** - In the event of a vacancy on the Executive Committee, for any reason whatsoever, except for that of the Company's President and Chief Executive Officer, a substitute shall be appointed by the latter "ad referendum" of the Board of Directors, the substituted one to perform the term of office for the remaining term. **Article 23** - It is up to the Executive Committee, in meeting and by deliberation of the majority: I) to perform all such acts as may be necessary for the regular operation of the company; II) to approve the internal regulations and the rules of the company; III) to propose to the Board of Directors the basic Administration guidelines which shall be appreciated by the Board of Directors; IV) to submit to the Board of Directors a proposal for increase in capital stock and amendments to the corporate bylaws; V) to recommend to the Board of Directors as to the acquisition, alienation or encumbrance of either movables or real properties belonging to the Corporate assets, raising of funds through issue of Promissory Notes, the constitution of

real burdens and rendering of guarantees, whenever the operation is in excess of 2% (two percent) of the Corporate paid-in capital stock; VI) to submit to the Board of Directors the financial statements of the fiscal year, the annual and pluriannual economic and financial plans and budgets and those of execution of construction projects. **Article 24** - As to the performance of the Executive Committee, it is up to: I - the Company's President and Chief Executive Officer: (a) to preside over all businesses made in his decision sphere; (b) supervise the general policy of the company fixed by the Board of Directors; (c) call and preside over the works of the meetings of the Executive Committee; (d) coordinate the Executive Committee activities; (e) give temporary leave to the members of the Executive Committee, appointing an alternate member to perform the functions of the substituted one in his absence; (f) approve the definitions and amendments of the company's organization structure; (g) give instructions for the preparation of the company's budgets according to their internal and external limits and restrictions; (h) give instructions for the Plans of Sectorial Performance of the Executive Committee; (i) coordinate the activities of the relations with the company; (j) coordinate the attendance and relations with Governmental Bodies, Board of Directors, Audit Committee and Audit Courts; (k) account for the functions of Internal Audit, Institutional Projects, Communication, Environment, Organization, Quality, Human Resources and Legal Affairs. II - the Administrative Directorate: account for Services Administration, Supplies, Information Technology and Assets activities, establishing their guidelines. III - the Financial Directorate and Relations with Investors: administrate the financial funds necessary for the operation and expansion of the company and account for the Economic and Financial Planning, Control and Accounting activities; represent the company in the relations with financial and capital markets, either domestic or foreign, being responsible for providing information to CVM and Stock Exchanges; IV - the Technical Directorate: account for the planning, expansion and operation of the electric energy Transmission system and other technical activities and that of energy transportation trade of the company. **Article 25** - The Executive Committee shall meet whenever called by the President and Chief Executive Officer of the Company with the presence of the majority of its members. Paragraph 1. The Executive Committee decisions shall be taken by the majority of votes of the members present, and the President and Chief Executive Officer of the Company

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being entitled, in addition to his own vote, to the casting vote. Paragraph 2. It is up to each member of the Executive Committee, excepted for the legal and statutory competencies, the judicial and extra-judicial representation of the Company. Paragraph 3. The documents which involve corporate financial responsibility or exempt third-parties from any liability shall have the signature of 2 (two) members of the Executive Committee, of 1 (one) member and of 1 (one) attorney-in-fact, or of 2 (two) attorneys-in-fact with special powers, up to the limits and conditions established by the Executive Committee. Paragraph 4. The Executive Committee shall appoint one or more attorneys-in-fact, "ad judicia", or for the special purpose of: endorsing checks for deposit in the company's bank current account; issuing payment orders, up to the limits and conditions established by the Executive Committee; signing employment contracts and receiving, in the name of the company, service of process, notifications and legal notices. **Article 26** - It is duty of any member of the Executive Committee, besides exercising the powers given by these Bylaws, the attributions that shall be fixed to him/her by the Board of Directors. **Article 27** - It is the duty of the Chief Financial Officer and Investors Relations Director to substitute the President and Chief Executive Officer on all his temporary absences and leaves. SECTION IV - THE AUDIT COMMITTEE. **Article 28** - The Audit Committee, in compliance with the legal provisions, shall be made up of 5 (five) regular members and 5 (five) alternate members, for a term of office of 1 (one) year, elected by the Ordinary General Shareholders' Meeting, the reelection being allowed. Paragraph 1. The remunerations of the Audit Committee members shall be established by the Ordinary General Shareholders' Meeting. Paragraph 2. The Audit Committee members shall, in the beginning and at the end of their term of office, submit a declaration of their assets, in compliance with the legal provisions in effect. Paragraph 3. One of the members of the Audit Committee and the respective alternate shall be elected by the holders of the minority common shares, and another by the holders of preferred shares. **Article 29** - In the event of vacancy or absence of a regular member, the respective alternate shall be called. **Article 30** - The Audit Committee duties are those fixed under the law and its operation shall be permanent. CHAPTER IV. THE FISCAL YEAR. **Article 31** - The fiscal year shall commence January 1 and end December 31 each year. Paragraph 1. The distribution of the dividends shall be made half-yearly, as follows: (a) to the accrued profit account or to the profit reserve existing

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in the Balance Sheets approved on the last Ordinary General Shareholders' Meeting, or (b) based on the profits obtained in the semester immediately before to that of the deliberation, in which case a balance shall be made for this purpose, in compliance with the legal provision in effect. Paragraph 2. It is up to the Board of Directors to deliberate, until October 31 of each year, on the distribution of half-yearly dividends, to the accrued profit account or to the profit reserve existing in the last Balance Sheets, or based on the profits obtained in the semester immediately before to that of the deliberation, in compliance with the Bylaws and the legal provisions in effect. Paragraph 3. It is also up to the Board of Directors, to deliberate at any time on the payment of interest on own capital, that may be deducted from the dividends to be paid, in compliance with the legal provisions in effect. **Article 32** - After the deduction for legal reserve of 5% (five per cent), that shall not exceed 20% (twenty per cent) of the capital stock, the net profit at the disposal of the General Shareholders' Meeting shall be distributed in the following order: I - dividend of 10% (ten percent) per year to the preferred shares, to be equally divided among them, computed on own paid-in capital to such a type of shares; II - dividends of up to 10% (ten percent) per year to the common shares, to be equally divided among them, computed on own paid-in capital to such a type of shares; III - 20% (twenty percent) of the balance at the disposal of the Shareholders' Meeting for reinvestment in the expansion of such businesses as contemplated in Article 2, up to the limit of 10% (ten percent) of the capital stock; IV - distribution of the remaining balance to the common and preferred shares, under equal conditions. CHAPTER V. DISSOLUTION. **Article 33** - The company shall be dissolved in such events as provided for under the law, being up to the General Shareholders' Meeting determine the manner of liquidation, appoint the liquidator and elect the Audit Committee to act during the liquidation period. CHAPTER VI - GENERAL PROVISIONS. **Article 34** - The Company shall have an additional Security Plan to its employees. **Article 35** - To the employees it shall be assured that 1 (one) member of the Board of Directors be democratically elected by the employees. **Article 36** - It is established that, as provided for in article 45 of Law No. 6404, of 1976, the exercise of right of withdrawal by dissenting shareholders of deliberation in a meeting, under the legally foreseen assumptions, shall be made through reimbursement, computed in accordance with the economic value of the company, to be ascertained in valuation, whose appointment of

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experts or specialized company is up to the Board of Directors, "ad referendum" of the General Shareholders' Meeting. Paragraph 1. The criterion of ascertained and methodology to be used for the calculation of the economic value of the company shall be determined by the specialized company that will make the valuation. It is up to the General Shareholders' Meeting to approve the corresponding valuation report of the company. Paragraph 2. The payment of the value of reimbursement shall be made according to deliberation in General Shareholders' Meeting, in up to 6 (six) monthly and successive installments, the first one being due 30 (thirty) days after the date of the valuation report approval by the General Shareholders' Meeting. Paragraph 3. Each installment owed by the company as payment for the reimbursement will incur interest of 0.5% per month and monetary adjustment computed by the General Index of Market Prices (IGP-M), published by Fundação Getúlio Vargas or in the event of extinction or legal impossibility of application, for any other index that may substitute it. **Article 37** - The company shall be ruled by these Bylaws and, for all purposes and effects of right, it shall comply with and adopt, in whatever it is applicable to it, the provisions of the State of São Paulo legislation, related to the entities controlled by it". **2)** Other matters of corporate interest. Taking the floor, the representative of the shareholder São Paulo State Treasury appoints to compose the Board of Directors, in the vacancies remaining in the General Shareholders' Meeting held on 4/26/2002, in which the following was deliberated "***c)*** *Election of the members of the Board of Directors for a new term of office"* where every requirements of Law No. 6404, of 1976 were met, Mr. Fernando Maida Dall'Acqua, Brazilian, married, agronomist engineer, Identity Card (RG) No. 4,146.438-2 SSP, Taxpayer Card (CPF) No 655,722,978-87, resident and domiciled at rua Carlos Queiroz Telles, 81, apt. 131, in this City. The matter was put to discussion and voting, being registered the abstention of the representative of the shareholder Federal Government resulting **approved by the majority** of votes. Following, it was recommended that economic and financial matters were not deliberated, reiterating, as provided for in the Opinion CODEC No. 120/02, of 12/18/2002, the compliance of the legislation in effect. **CLOSING AND SIGNATURE OF THE MINUTES:** As the floor was no longer requested, the Chairman closed the Extraordinary General Shareholders' Meeting, requesting these minutes to be drawn up, that after read and approved were signed by the presiding officers and by

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the shareholders present who constitute the majority necessary for the deliberations passed. Silvio Aleixo, Chairman; Luiz Carlos Mussi, Secretary; Cláudia Polto da Cunha, for São Paulo State Treasury; Marden Mattos Braga, for Federal Government; Paulo Roberto Penachio, for Banco Nossa Caixa S.A.; José Francisco Grecco, for Departamento de Águas e Energia Elétrica – DAEE; Antônio Bastos Filho, for Companhia do Metropolitano de São Paulo - METRÔ, Raimundo Francisco Alencar de Melo, for Audit Committee.

Silvio Aleixo
Chairman

Luiz Carlos Mussi
Secretary